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(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
Stock Code: 1055

CHANGE OF DATE OF BOARD MEETING

Reference is made to the announcement of China Southern Airlines Company Limited (the “Company”) dated 28 July 2011 in relation to the notice of board meeting of the Company.

The board of directors (the “Board”) of the Company announces that the board meeting scheduled to be held on Monday, 29 August 2011 for the purpose of considering and approving, inter alia, the interim results of the Company for the six months ended 30 June 2011 and the payment of an interim dividend (if any) will be changed to Thursday, 25 August 2011.

By Order of the Board of
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China
[15] August 2011

As at the date of this announcement, the Directors include Si Xian Min and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.